UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2021

LYONS BANCORP, INC.

(Exact name of issuer as specified in its charter)

New York	31-1210180
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

35 William Street, New York	14489
(Address of principal executive offices)	(Zip Code)

(315) 781-5007

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference in this semi-annual report.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s analysis of the financial condition of Lyons Bancorp, Inc. (the “Company”) at June 30, 2021 and 2020, and the results of operations for the six month periods then ended. This review should be read in conjunction with the interim unaudited consolidated financial statements and notes to the interim unaudited consolidated financial statements in this Form 1-SA. Unless otherwise stated, data is for the Company on a consolidated basis.

Overview

Nature of Operations

Lyons Bancorp, Inc. provides a full range of commercial and retail banking services to individual and small business customers through its wholly-owned subsidiary, Lyons National Bank (the “Bank”). The Bank's operations are conducted in sixteen branches located in Wayne, Onondaga, Yates, Ontario, Monroe, Seneca and Cayuga Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company owns all of the voting common shares of Lyons Capital Statutory Trust II (“Trust II”) and Lyons Statutory Trust IV (“Trust IV”). Trust II was formed in 2004 and Trust IV was formed in 2016. The Trusts were each formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank owns all of the voting stock of Lyons Realty Associates Corp. (“LRAC”). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheets.

The Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products throughout the Finger Lakes region. Additionally, the Company and Bank are subject to the regulations of certain Federal and state agencies and undergo periodic examinations by those regulatory agencies. The results of those examinations may impact the consolidated financial statements of the Company.

Basis of Presentation

The consolidated financial information included herein combines the results of operations, the assets, liabilities, and shareholders’ equity (including comprehensive income or loss) of the Company and all entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions are eliminated in consolidation.

Operating results for the six month periods ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for any other interim period or for the year ended December 31, 2021. For further information, refer to the consolidated financial statements and notes thereto as of and for the year ended December 31, 2020.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, actuarial assumptions associated with the Company’s benefit plans and deferred tax assets and liabilities.

Noncontrolling Interest

Noncontrolling interest represents the portion of ownership and interest expense that is attributable to the minority owners of LRAC. The minority ownership is in the form of 8.50% cumulative preferred stock, and the dividends paid are included in noncontrolling interest as a charge against income.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released Accounting Standards Updates (ASU) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 1 in our financial statements for the discussion of the relevant ASU. We are currently evaluating the impact of the ASU on our financial statements and determining our plan for adoption.

Coronavirus Pandemic

In December 2019, an outbreak of coronavirus (COVID-19) began in China and has since spread to numerous other countries including the U.S. Due to the spread of the virus throughout the world, the World Health Organization declared the outbreak a global pandemic on March 11, 2020. In the U.S., multiple Federal and State jurisdictions, including New York, made emergency declarations and issued executive orders to limit the spread of the virus. Some of these orders included travel restrictions, business operation restrictions, limitations on public gatherings, school closures, shelter in place orders and closing non-essential businesses to the public. Since that time, some of the restrictions have been lifted or modified. As a result of the virus and restrictions imposed, there have been significant adverse effects on numerous businesses including layoffs, reduced hours and furloughs of employees in the Company’s market areas. Business customers and consumer customers’ ability to repay their debt obligations have been impacted. The Company experienced disruptions and/or restrictions on employees ability to work, increased demand for residential mortgages, lower demand for commercial loans, impacts on interest income and an increase in the provision for loan losses.

The Coronavirus Aid, Relief and Economic Security Act (CARES Act) and subsequent relief, in addition to providing financial assistance to both businesses and consumers, creates a forbearance program for federally-backed mortgage loans, protects borrowers from negative credit reporting due to loan accommodations related to the national emergency and provides financial institutions the option to temporarily suspend certain requirements under GAAP related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. Guidance from the Federal and New York State banking and regulatory agencies, concurrence of the Financial Accounting Standards Board and provisions of the CARES Act allow modifications made on a good faith basis in response to COVID-19 to borrowers who were generally current with their payments prior to any relief, to not be treated as troubled debt restructurings. The Company has worked with its customers affected by COVID-19 and accommodated a number of modifications across its loan portfolios.

The CARES Act also provided authorization to the Small Business Administration (SBA) to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program (PPP). Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans. The SBA conducted two rounds of PPP loans. The Company was a participating lender for both rounds of PPP loans. The Company originated round one PPP loans in an aggregate amount of $116.3 million. These loans are recorded as commercial loans on the balance sheet. As of June 30, 2021, the Company has received forgiveness in the aggregate amount of $101.6 million for round one PPP loans. The Company originated round two PPP loans in an aggregate amount of $50.0 million. As of June 30, 2021, the Company has received forgiveness in the aggregate amount of $3.3 million for round two PPP loans. The Company has yet to determine the amount of fee income it will record for the second round of PPP loans. As of December 31, 2020, the Company had round one PPP loans outstanding in the aggregate amount of $55.9 million remaining on its balance sheet. As of June 30, 2021, the Company had round one and round two PPP loans outstanding in the aggregate amount of $61.4 million remaining on its balance sheet.

At this point, the extent to which COVID-19 may impact our future financial condition or results of operations is uncertain and not currently estimable; however, the impact could be material.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Debt securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale for liquidity purposes are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Loans

The Bank grants real estate, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by real estate loans in Wayne, Ontario, Monroe, Yates, Onondaga, Seneca and Cayuga Counties. The Company’s loan portfolio includes residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment classes. Residential real estate loans include classes for 1-4 family and home equity loans. Consumer installment loans include classes for direct and indirect loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Allowance for Loan Losses

The allowance for loan losses (allowance) is established as losses are estimated to have occurred in the loan portfolio. The allowance is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are generally depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a useful life of thirty-nine and one half years, furniture and equipment over a useful life of three to seven years, and leasehold improvements over the lesser of the asset’s useful life or the term of the lease.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) was purchased by the Bank as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The proceeds or increases in cash surrender value of the life insurance policy results in tax-exempt income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company’s consolidated balance sheets at its current cash surrender value. Increases in BOLI’s cash surrender value are reported as noninterest income in the Company’s consolidated statements of income.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Treasury shares are not deemed outstanding for earnings per share calculations. See Note 6 for earnings per share calculations.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Other comprehensive includes unrealized gains and losses on securities held for sale, changes in the funded status of the pension plan and unrealized gains and losses on cash flow hedges.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks and federal funds sold.

Results of Operations

Comparison of Operating Results for the Six Months Ended June 30, 2021 and 2020

General

The Company recorded net income of $5.7 million during the first six months of 2021, an increase of $843,000 or 17.23%, from the net income of $4.9 million reported during the same timeframe in 2020. Net interest income increased $1.6 million. Provision expense decreased $3.2 million. Noninterest income decreased $294,000. Noninterest expense increased $3.3 million.

Net Interest Income

Net interest income is the principal source of earnings for the Company and represents the difference between interest earned on loans, securities and other earnings assets and interest paid on deposits and other interest-earnings liabilities. A number of factors, such as the volume and mix of earning assets and funding sources and the interest rate environment, affect net interest income. The first six months of 2020 saw two rate decreases at the end of the first quarter while the first six months of 2021 saw a more stable rate environment. The current rate environment is largely an effect of the COVID-19 pandemic. The Company’s net interest income increased by $1.6 million (8.44%) to $20.7 million for the six months ended June 30, 2021 from the $19.1 million earned for the six months ended June 30, 2020. During the first six months of 2020, the Company recognized $915,000 of PPP round one processing fee income. During the first six months of 2021, the Company has not yet recognized PPP processing fee income. Interest income is down slightly for the first six months of 2021 compared to the first six months of 2020. The Company’s net interest margin for the six months ended June 30, 2021 and 2020 has decreased from 3.26% to 2.85%.

Average earning assets for the first six months of 2021 increased $283.4 million (24.05%) to $1.5 billion from the level of $1.2 billion for the first six months of 2020. Average loans outstanding for the first six months of 2021 increased $136.5 million (15.08%) to $1,041.8 million from $905.3 million for the first six months of 2020. Total average securities increased $113.4 million (51.42%) to $333.9 million for the first six months of 2021 from the $220.5 million average for the first six months of 2020. The Company purchased additional securities to strategically use some of its excess liquidity caused by an influx of deposits. Increases in securities and loans accounted for the increase in average earning assets. Although average balances on loans and securities increased, average yields decreased from June 30, 2020 to June 30, 2021. The current rate environment combined with a strong competition for loans were the primary reasons for the decrease in loan yields.

Average short-term investments fluctuates from day to day based on a number of factors, including, but not limited to, the collected balances of customer deposits, loan demand and investment security maturities. Excess funds not invested in loans or investment securities are invested in overnight funds. The average balances of such short-term investments for the six-months ended June 30, 2021 and 2020 were $86.4 million and $52.9 million, respectively.

Funding the Company’s growth in interest-earning assets has been accomplished primarily with a strong core deposit base, supplemented with a low level of wholesale funding sources. The Company’s average loan-to-deposit ratio for the six months of 2021 was 74.84%, compared with 81.35% for the same period in 2020.

Total average interest-bearing deposits for the first six months of 2021 increased by $163.5 million (19.93%) to $983.8 million from the level of $820.3 million for the first six months of 2020. The increase year over year can be in part contributed to government stimulus programs and packages, including round two SBA PPP loans. Average yields decreased from 0.73% for the six months ended June 30, 2020 to 0.34% for the six months ended June 30, 2021. A number of time deposits matured at higher rates with a majority of those funds being placed in lower interest-yielding products.

Provision for Loan Losses

The provision for loan losses was $375,000 for the six months ended June 30, 2021, compared with $3.6 million for the same period in 2020. The uncertainty caused by the COVID-19 pandemic and the economic outlook during the first half of 2020 led to additional funds being placed into the allowance for loan and lease loss. As a percentage of outstanding loans at period end, the reserve for loan losses was 1.67% on June 30, 2021 and 1.53% on June 30, 2020. Although some of the COVID-19 restrictions have been lifted, there remains a level of economic uncertainty at June 30, 2021.

Noninterest Income

Noninterest income is generated primarily from gains on sales of loans, cardholder fees, service charges on deposit accounts, loan servicing fees and financial services fees. Total noninterest income for the six months ended June 30, 2021 and 2020 were $8.0 million and $8.3 million respectively. The slight decrease year-over-year is mainly due to lower realized gains on loans sold. The Company has kept a larger portion of originated loans in portfolio for the first six months of 2021 compared to the same timeframe in 2020.

Noninterest Expense

Total noninterest expense for the six months ended June 30, 2021 and 2020 was $21.1 million and $17.8 million, respectively. The primary reasons for the increase were salaries and benefits expenses up $1.7 million, professional fees up $574,000, data processing expenses up $183,000 and cardholder expenses up $151,000.

Income Tax Expenses

The Company’s income tax expense increased $373,000 (34.6%) to $1.5 million for the six months ended June 30, 2021 from the $1.1 million expensed for the same period in 2020. The effective tax rates were 20.2% in 2021 and 18.04% in 2020.

Comparison of Financial Condition at June 30, 2021 and 2020

General

Total assets were $1.6 billion at June 30, 2021 and $1.4 billion at June 30, 2020. The growth was mainly due to increases in the loan and security portfolios. Gross loans were $1.1 billion at June 30, 2021 and $977.2 million at June 30, 2020. The commercial and agriculture loan markets continue to be very competitive. The residential loan market has been very active since interest rates decreased in the first part of 2020. Based upon strategic goals, the Company has decreased the amount of loans it sells to the secondary market and has begun to keep more of its originated loans in portfolio. The Company periodically examines this ratio and makes adjustments as needed.

The investment portfolio totaled $382.7 million at June 30, 2021 and $216.8 million at June 30, 2020. During the six months ended June 30, 2021, the Company experienced an inflow of deposits, due mainly from government stimulus and other government–backed programs causing excess liquidity. Some of this liquidity was placed in lower-yielding overnight investments. Much of the excess liquidity was strategically used to purchase higher-yielding securities.

Total liabilities were $1.5 billion at June 30, 2021 and $1.3 billion at June 30, 2020. The growth was mainly due to an increase in total deposits. Interest-bearing deposits increased to $1.0 billion at June 30, 2021 from $877.5 million at June 30, 2020. Total non-interest bearing deposits increased to $438.8 million from $365.9 million. As of June 30, 2021 and 2020, the Company did not have any overnight or term borrowings.

Subordinated Promissory Notes

On October 28, 2020, Lyons Bancorp, Inc. successfully completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The Notes are dated October 23, 2020, and mature on December 31, 2027. The interest rate on the Notes is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the Notes, in whole or in part, any time on or after December 31, 2025. The Company intends to use the proceeds from the sale of the Notes for general corporate purposes, to provide capital to support organic growth of the Bank, and to fund possible acquisitions. The net proceeds of the sale, after deducting estimated offering expenses, were $15.7 million.

The sale of the Notes was made in a private placement to accredited investors under the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended.

Liquidity and Capital Resources

Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital and of Tier I capital to average assets.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized. There are no conditions or events since the notification that management believes have changed the institution’s category.

The Tier 1 Leverage Ratio as of June 30, 2021 was 6.47% and 7.11% at June 30, 2020. The Common Equity Tier 1 Capital Ratio as of June 30, 2021 was 9.79% and 9.41% as of June 30, 2020. The Tier 1 Risk Based Capital Ratio as of June 30, 2021 was 9.79% and 9.38% as of June 30, 2020. The Total Risk Based Capital Ratio as of June 30, 2021 was 11.05% and 10.64% as of June 30, 2020.

Liquidity

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and noninterest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank’s businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, credit unions, mutual funds, securities dealers and others. Core deposits financed 77.5% of the Bank’s earning assets at June 30, 2021 compared with 79.0% at June 30, 2020. This is a result of our continued success in developing relationships with new customers as well as expanding relationships with existing customers. For the remainder of 2021, cash for asset growth is expected to continue to come from core deposit growth.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased, and borrowings from the Federal Home Loan Bank of New York. As of June 30, 2021 and 2020, the Bank had $196.1 million and $125.5 million, respectively, of availability from the Federal Home Loan Bank of New York, subject to collateral availability. The increase in funds availability at the end of the first six months of 2021 was due to the increased level of deposits held at the Bank, eliminating any need for short term borrowing.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York (FRB). The amount of borrowing capacity at the FRB is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility as of June 30, 2021 or 2020. Additional sources of funding are available to the Bank through arrangements for unsecured short-term borrowings from other banks. There were no unsecured short-term borrowings from other banks outstanding June 30, 2021 or 2020. In general, these borrowings would be unsecured and would mature within one to five business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank’s ability to obtain funding from these sources could be negatively impacted.

Off-Balance Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Item 2. Other Information

None.

Item 3. Financial Statements

Table 1 shows the relationship between interest revenue and interest expense and the average balances of interest earning assets and interest bearing liabilities for the six months ended June 30, 2021 and 2020.

	Table 1 - Average Balance Sheets, Yields and Rates for the Six Months Ended June 30,
	2021			2020
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Interest-earnings assets:
Loans [1,2]	$1,041,771,099	$20,275,623	3.92%	$905,252,463	$20,487,541	4.56%
Taxable securities	252,783,328	2,159,510	1.72	177,913,635	2,126,226	2.41
Tax-exempt securities [3]	81,120,245	552,838	1.37	42,602,825	438,554	2.08
Federal funds and short-term investments
	86,428,110	41,195	0.10	52,888,920	102,468	0.39
Total interest-earning assets	1,462,102,782	23,029,166	3.18	1,178,657,843	23,154,789	3.96
Noninterest-earning assets:
Cash and due from banks	18,248,558			15,389,902
Premises and equipment	27,567,663			25,282,269
Reserve for loan losses	(17,653,899)			(12,354,105)
Other assets	39,186,484			38,531,648
Total noninterest-earning assets	67,348,806			66,849,714
Total assets	$1,529,451,588			$1,245,507,557
Interest-bearing liabilities:
Deposits
Interest-bearning transaction accounts	$167,223,863	138,799	0.17	$131,987,079	209,402	0.32
Savings	582,570,173	860,910	0.30	417,128,063	879,825	0.43
Time deposits	230,856,521	917,228	0.80	268,941,159	2,722,058	2.04
Other deposits	3,154,338	3,707	0.24	2,270,976	3,082	0.27
Total interest bearing deposits	983,804,895	1,920,644	0.39	820,327,277	3,814,367	0.94
Subordinated debt	20,892,974	417,363	4.03	6,190,000	133,569	4.35
FHLB/FRB borrowings	-	26,652	0.00	15,280,220	151,053	0.00
Total interest-bearing liabilities	1,004,697,869	2,364,659	0.34	841,797,497	4,098,989	0.73
Noninterest-earning liabilities:
Noninterest-bearing deposits	408,122,858			292,470,122
Other liabilities	21,087,074			15,853,542
Total shareholders' equity	95,543,787			95,386,396
Total liabilities and shareholders'equity	$1,529,451,588			$1,245,507,557
Net interest income		$20,664,507			$19,055,800
Net interest spread [4]			2.84%			3.23%
Net interest margin [5]			2.85%			3.26%

[1]	Interest income on loans includes certain loan fees

[2]	The balances include nonaccrual loans

[3]	Interest yields are presented on a tax-equivalent basis. Nontaxable income has been adjusted upward by the amount of Federal income tax that would have been paid if the income had been taxed at a rate of 21%, adjusted downward by the disallowance of the interest cost to carry nontaxable loans and securities.

[4]	The interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

[5]	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by the weighted average interest earning assets for the period indicated.

LYONS BANCORP, INC.

Consolidated Balance Sheets (Unaudited)

As of June 30, 2021 and 2020, and as of December 31, 2020

	June 30,		December 31,
	2021	2020	2020
Assets
Cash and due from banks	$20,826,240	$16,281,291	$17,777,155
Interest-bearing deposits in banks	61,182,351	101,926,595	43,445,776

Investment securities:
Available for sale	369,143,856	204,622,105	278,671,622
Held to maturity	8,380,684	6,680,951	8,794,447
Restricted equity securities	5,134,372	5,483,351	4,827,292

Total Investment Securities	382,658,912	216,786,407	292,293,361

Loans	1,063,939,624	977,191,666	1,019,696,245
Less allowance for loan losses	(17,738,306)	(14,928,206)	(17,381,870)

Net Loans	1,046,201,318	962,263,460	1,002,314,375

Land, premises and equipment, net	27,273,413	26,173,144	27,703,953
Bank-owned life insurance	21,129,855	18,856,623	19,061,623
Accrued interest receivable and other assets	20,839,054	18,863,709	20,550,389

Total Assets	$1,580,111,143	$1,361,151,229	$1,423,146,632

Liabilities and Equity
Liabilities
Deposits:
Interest-bearing	$1,000,556,230	$877,466,287	$915,049,836
Non-interest-bearing	438,827,858	365,911,773	370,917,404

Total Deposits	1,439,384,088	1,243,378,060	1,285,967,240

Junior subordinated debentures	5,155,000	6,190,000	5,155,000
Subordinated debt	15,741,363	-	15,736,217
Accrued interest payable and other liabilities	24,053,925	18,615,732	20,826,640

Total Liabilities	1,484,334,376	1,268,183,792	1,327,685,097

Stockholders' Equity
Lyons Bancorp, Inc. stockholders’ equity:
Preferred stock	2,500	2,500	2,500
Common stock	1,599,330	1,599,330	1,599,330
Paid-in capital	19,360,138	19,392,262	19,373,508
Retained earnings	80,322,842	73,375,344	76,664,818
Accumulated other comprehensive loss	(4,782,039)	(307,892)	(1,275,084)
Treasury stock, at cost	(782,004)	(1,150,107)	(959,537)

Total Lyons Bancorp, Inc. Stockholders’ Equity	95,720,767	92,911,437	95,405,535

Noncontrolling interest	56,000	56,000	56,000
Total Equity	95,776,767	92,967,437	95,461,535
Total Liabilities and Equity	$1,580,111,143	$1,361,151,229	$1,423,146,632

LYONS BANCORP, INC.

Consolidated Statements of Income (Unaudited)

Six Months Ended June 30, 2021 and 2020

	2021	2020
Interest Income
Loans	$20,275,623	$20,487,541
Investment securities:
Taxable	2,200,705	2,228,693
Non-taxable	552,838	438,554
Total Interest Income	23,029,166	23,154,788

Interest Expense
Deposits	1,920,644	3,814,366
Borrowings	444,015	284,622
Total Interest Expense	2,364,659	4,098,988

Net Interest Income	20,664,507	19,055,800

Provision for Loan Losses	375,000	3,568,000
Net Interest Income after Provision for Loan Losses	20,289,507	15,487,800

Noninterest Income
Realized gains on loans sold	2,249,890	2,697,638
Cardholder fees	1,856,283	1,649,287
Loan servicing fees	1,388,316	1,221,733
Service charges on deposit accounts	1,179,189	1,235,026
Financial services fees	895,951	655,680
Net realized gains (losses) from sales of securities	(19,748)	244,378
Earnings on investment in bank owned life insurance	168,232	190,956
Other	298,215	415,566
Total Noninterest Income	8,016,328	8,310,264

Noninterest Expense
Salaries and wages	8,946,908	7,772,413
Pensions and benefits	3,210,142	2,659,644
Professional fees	1,825,339	1,250,868
Occupancy	1,707,408	1,583,738
Data processing	1,278,002	1,095,104
Cardholder expense	857,118	706,089
Advertising	416,799	307,221
FDIC and OCC assessments	567,069	435,916
Office supplies	103,845	126,558
Other	2,201,836	1,885,656
Total Noninterest Expense	21,114,466	17,823,207

Income before Income Taxes	7,191,369	5,974,858

Income Tax Expense	1,451,000	1,078,000
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	5,740,369	4,896,858

Net income attributable to noncontrolling interest	-	-
Net income attributable to Lyons Bancorp, Inc.	5,740,369	4,896,858
Preferred stock dividends	125,000	125,000
Net Income available to common shareholders	$5,615,369	$4,771,858

Earnings Per Share – basic	$1.77	$1.50
Earnings Per Share – diluted	$1.74	$1.48

LYONS BANCORP, INC.

Consolidated Statements of Comprehensive Income (Unaudited)
Six Months Ended June 30, 2021 and 2020

	2021	2020
Net income	$5,740,369	$4,896,858

Other comprehensive income (loss)
Securities available for sale:
Net unrealized gains (losses) during the year	(4,825,007)	4,616,281
Reclassification adjustment for losses (gains) included in income	19,748	(244,378)
Pension and postretirement benefits:
Amortization of prior service credit	(2,000)	(2,000)
Amortization of net loss	152,500	132,000
Cash flow hedge:
Losses on the effective portion of cash flow hedge	-	(4,579)
Reclassification adjustment for losses included in income	-	37,229
	(4,654,759)	4,534,553
Tax (expense) benefit	1,147,804	(1,133,638)

Other comprehensive income (loss)	(3,506,955)	3,400,915

Total comprehensive income attributable to noncontrolling interest	$2,233,414	$8,297,773
Noncontrolling interest expense	-	-
Comprehensive income attributable to Lyons Bancorp, Inc.	$2,233,414	$8,297,773

LYONS BANCORP, INC.

Consolidated Statements of Stockholders’ Equity (Unaudited)
Six Months Ended June 30, 2021 and 2020

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interest	Total
Balance - December 31, 2019	$1,599,330	$2,500	$19,385,422	$70,558,072	$(3,708,806)	$(1,100,559)	$56,000	$86,791,959
Net income attributable to noncontrolling interests and Lyons Bancorp, Inc.	-	-	-	4,896,858	-	-	-	4,896,858
Total other comprehensive income	-	-	-	-	3,400,915	-	-	3,400,915
Purchase of treasury stock	-	-	-	-	-	(209,285)	-	(209,285)
Deferred compensation shares awarded	-	-	6,840	-	-	159,737	-	166,577
Preferred cash dividends declared	-	-	-	(125,000)	-	-	-	(125,000)
Cash dividends declared	-	-	-	(1,954,587)	-	-	-	(1,954,587)

Balance – June 30, 2020	$1,599,330	$2,500	$19,392,262	$73,375,343	$(307,891)	$(1,150,107)	$56,000	$92,967,437
Balance - December 31, 2020	$1,599,330	$2,500	$19,373,508	$76,664,818	$(1,275,084)	$(959,537)	$56,000	$95,461,535
Net income attributable to noncontrolling interests and Lyons Bancorp, Inc.	-	-	-	5,740,369	-	-	-	5,740,369
Total other comprehensive loss	-	-	-	-	(3,506,955)	-	-	(3,506,955)
Deferred compensation shares awarded	-	-	(13,370)	-	-	177,533	-	164,163
Preferred cash dividends declared	-	-	-	(125,000)	-	-	-	(125,000)
Cash dividends declared	-	-	-	(1,957,345)	-	-	-	(1,957,345)

Balance – June 30, 2021	$1,599,330	$2,500	$19,360,138	$80,322,842	$(4,782,039)	$(782,004)	$56,000	$95,776,767

LYONS BANCORP, INC.

Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities
Net income	5,740,369	4,896,858
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	375,000	3,568,000
Earnings on investment in bank owned life insurance	(168,232)	(190,956)
Net realized (gain)/loss from sales/calls of held to maturity securities	19,748	(244,337)
Realized (gains)/losses on loans sold	(2,249,890)	(2,694,910)
Gain on sale of real estate owned and other repossessed assets	-	(2,700)
Deferred compensation expense	174,776	171,000
Net amortization on securities	348,372	140,264
Depreciation and amortization	708,475	646,317
Deferred income tax benefit	(1,266,440)	(137,945)
Decrease (increase) in accrued interest receivable and other assets	2,260,814	(1,507,485)
Decrease in accrued interest payable and other liabilities	3,234,837	2,258,975
Loans originated for sale	(63,687,861)	(82,483,000)
Proceeds from sales of loans	68,157,564	88,024,000

Net Cash Provided by Operating Activities	13,647,532	12,444,081
Cash Flows from Investing Activities
Net change in interest bearing deposits at other financial institutions	(17,736,575)	(80,470,378)
Purchases of securities available for sale	(129,436,333)	(54,352,000)
Proceeds from sales of securities available for sale	2,014,620	15,258,146
Proceeds from maturities and calls of securities available for sale	31,776,101	44,337,230
Purchases of held to maturity securities	(3,040,000)	(4,610,000)
Proceeds from maturities of securities held to maturity	3,453,763	-
Net decrease (increase) in restricted equity securities	(307,080)	1,396,587
Net increase in portfolio loans	(46,480,213)	(117,723,576)
Purchase of BOLI	(1,900,000)	-
Premises and equipment purchases, net	(277,935)	(2,497,377)

Net Cash Used in Investing Activities	(161,933,652)	(198,661,368)
Cash Flows from Financing Activities
Net increase in demand and savings deposits	182,861,262	212,972,836
Net increase (decrease) in time deposits	(29,444,413)	920,366
Net (decrease) increase in overnight borrowings from Federal Home Loan Bank	-	(25,000,000)
Preferred Stock Dividend, net	(125,000)	(125,000)
Issuance of treasury stock	-	(209,000)
Dividends paid	(1,956,645)	(1,960,587)
Net Cash Provided by Financing Activities	151,335,205	186,598,615
Net Increase in Cash and Cash Equivalents	3,049,085	381,328
Cash and Cash Equivalents – Beginning	17,777,155	15,899,963

Cash and Cash Equivalents – Ending	20,826,240	16,281,291
Supplementary Cash Flow Information
Interest paid	2,470,955	4,170,737

Income taxes paid, net of refund received	3,277,462	791,476

Notes to Consolidated Financial Statements (unaudited)

1.	Recent Accounting Pronouncements

In June 2016, the FASB issued an Update (ASU 2016-13) to its guidance on “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires credit losses on most financial assets measured at amortized cost and certain other instruments to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). Under this model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications unless reasonable expectation of a troubled debt restructuring exists) from the date of initial recognition of that instrument. The ASU also replaces the current accounting model for purchased credit impaired loans and debt securities. The allowance for credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (“PCD assets”), should be determined in a similar manner to other financial assets measured on an amortized cost basis. However, upon initial recognition, the allowance for credit losses is added to the purchase price (“gross up approach”) to determine the initial amortized cost basis. The subsequent accounting for PCD financial assets is the same expected loss model described above. Further, the ASU made certain targeted amendments to the existing impairment model for available-for-sale (AFS) debt securities. For an AFS debt security for which there is neither the intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance rather than a write-down of the amortized cost basis. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the adoption date is for fiscal years beginning after December 2020. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which aligns the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements and clarifies the scope of the guidance in the amendments in ASU 2016-13. The Company will adopt ASU 2016-13 January 1, 2023. The Company is currently evaluating the potential impact on our consolidated results of operations or financial position. The initial adjustment will not be reported in earnings and therefore will not have any material impact on our consolidated results of operations, but it is expected that it will have an impact on our consolidated financial position at the date of adoption of this Update. At this time, we have not calculated the estimated impact that this Update will have on our Allowance for Loan Losses, however, we anticipate it will have a minimal impact on the methodology process we utilize to calculate the allowance. A vendor has been selected and alternative methodologies are currently being considered. Data requirements and integrity are being reviewed and enhancements incorporated into standard processes. The Company is in the early stages of evaluation and implementation of the guidance.

2.	Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at June 30, 2021 and 2020:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
June 30, 2021:
Available for Sale:
Treasuries	$-	$-	$-	$-
United State Agencies	186,195	344	(3,474)	183,065
State and local governments	103,338	871	(501)	103,708
Corporate	11,000	147	(81)	11,082
Mortgage-backed securities	69,703	1,668	(66)	71,289

Total Available for Sale	$370,236	$3,030	$(4,122)	$369,144

Held to Maturity:
State and local governments	$8,381	$-	$-	$8,381

Restricted Equity Securities:	$5,134	$-	$-	$5,134

June 30, 2020:
Available for Sale:
Treasuries	$4,987	$29	$-	$5,016
United State Agencies	54,133	557	(73)	54,617
State and local governments	47,751	1,139	(197)	48,693
Corporate	7,000	-	(56)	6,944
Mortgage-backed securities	86,706	2,647	(1)	89,352

Total Available for Sale	$200,577	$4,372	$(327)	$204,622

Held to Maturity:
State and local governments	$6,681	$-	$-	$6,681

Restricted Equity Securities:	$5,483	$-	$-	$5,483

The Company’s current policies generally limit securities investments to U.S. Government and securities of government sponsored enterprises, federal funds sold, municipal bonds, corporate debt obligations including subordinated debt of banks and certain mutual funds. In addition, the Company’s policies permit investments in mortgage-backed securities, including securities issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA, and collateralized mortgage obligations issued by these entities. At June 30, 2021, all mortgage-backed securities including collateralized mortgage obligations were securities of government sponsored enterprises, no private-label mortgage-backed securities or collateralized mortgage obligations were in the securities portfolio. The Company’s investments in state and political subdivisions securities generally are municipal obligations that are general obligations supported by the general taxing authority of the issuer, and in some cases are insured. The obligations issued by school districts are primarily supported by state aid. Primarily, these investments are issued by municipalities within New York State. Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company’s borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $3.5 million and $1.1 million at June 30, 2021, respectively, and $4.3 million and $648,000 at June 30, 2020, respectively. These securities are carried at par, which is also cost. The Company has an investment in Federal Agricultural Mortgage Corp (Farmer Mac) class A stock totaling $207,000 and $127,000 at June 30, 2021 and 2020, respectively, in order to participate in certain lending activities with Farmer Mac. The stock is actively traded on the NYSE, pays a dividend, and is reflective of current market value. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management’s view of the issuer’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities during the current year.

3.	Loans

Loans consisted of the following at June 30:

	2021	2020
	(In thousands)
Real estate:
Residential:
1-4 family	$372,003	$246,641
Home equity	107,043	116,260
Commercial	258,148	230,007
Agriculture	72,571	75,102
Total mortgage loans on real estate	809,765	668,010

Commercial loans	181,405	238,074
Agriculture loans	39,388	41,073
Consumer installment loans:
Direct	25,984	20,925
Indirect	7,398	9,110
Total consumer installment loans	33,382	30,035

Total loans	$1,063,940	$977,192

Net unamortized loan origination (fees) costs totaled $(3.4) million at June 30, 2021 and $(1.3) million June 30, 2020, respectively and are included with their related loan class.

The Company has transferred a portion of its originated commercial, commercial real estate, agriculture and agriculture real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company’s accompanying consolidated balance sheets. The Company and participating lenders share ratably in cash flows and any gains or losses that may result from a borrower’s lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At June 30, 2021 and 2020, the Company was servicing loans for participants aggregating $13.6 million and $12.8 million, respectively.

Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans. The Company originated 1,177 Round 1 PPP loans in the amount of $116.3 million. The Company originated 661 Round 2 PPP loans in the amount of $50.0 million. These loans are recorded as commercial loans on the balance sheet. As of June 30, 2021, the Company has received forgiveness for 1,084 Round 1 PPP loans in the amount of $101.6 million and 50 Round 2 PPP loans in the amount of $3.3 million. The Company has 93 Round 1 PPP loans in the amount of $14.7 million and 611 Round 2 PPP loans in the amount of $46.7 million remaining on its balance sheet as of June 30, 2021.

4.	Land, Premises and Equipment

Land, premises and equipment, net, consist of the following at June 30, 2021 and 2020:

	6/30/2021	6/30/2020
	(In thousands)
Land	$5,875	$5,240
Building	23,328	18,933
Furniture and equipment	9,181	8,558
Leasehold improvements	3,055	3,055
Construction in progress	-	3,161
	41,439	38,947
Less: Accumulated depreciation	(14,166)	(12,774)
	$27,273	$26,173

Depreciation and amortization expense at June 30, 2021 and 2020 are included in noninterest expense as follows:

	6/30/2021	6/30/2020
	(In thousands)
Building	$297	$241
Furniture and equipment	352	331
Leasehold improvements	59	74
	$708	$646

At June 30, 2021, the Bank leased out space under non-cancelable operating leases. Future minimum rental payments to be received by the Company under these leases are as follows:

Years Ending December 31,	(In thousands)

For the remaining six-month period ending December 31, 2021	$48
2022	14
2023	-
2024	-
2025	-
Thereafter	-
$62

5.	Deposits

Deposits for the Six Months Ended June 30,

	2021		2020
	Balance	% of Total Deposits	Balance	% of Total Deposits
Interest-bearing deposit accounts:
NOW deposits	$174,007	12.1%	$148,949	12.0%
Savings deposits	388,332	27.0%	301,909	24.3%
Money market deposits	225,288	15.7%	152,045	12.2%
Time deposits	212,929	14.8%	274,563	22.1%
Total interest bearing deposits	1,000,556	69.6%	877,466	70.6%

Noninterest-bearing bearing deposit accounts:
DDA deposits	438,383	30.4%	365,834	29.4%
Other deposits	445	0.0%	78	0.0%
Total interest-bearing liabilities	438,828	30.4%	365,912	29.4%

Total deposit accounts	$1,439,384	100.0%	$1,243,378	100.0%

6. Earnings Per Share

The following table presents a reconciliation of the earnings and share used in calculating basic and diluted EPS for each of the periods ended June 30:

	6/30/2021	6/30/2020
	(In thousands, except per share data)
Net Income	$5,740	$4,897
Adjustments for dilutive potential common shares	-	-
Preferred stock dividends	125	125
Net income available for diluted common shares	$5,615	$4,772

Weighted average common shares used to calculate basic EPS	3,176,289	3,170,311
Add: effect of common stock equivalents[1]	120,000	120,000
Weighted average common shares used to calculate diluted EPS	3,296,289	3,290,311

Earnings per common share:
Basic	$1.77	$1.50
Diluted	$1.74	$1.48

(1) 5,000 shares of convertible preferred stock are convertible into 120,000 shares of LYBC common stock

7. Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at June 30:

	2021	2020
	(In thousands)
Commitments to extend credit:
Commitments to grant loans	$215,385	$164,116
Unfunded commitments under commercial lines of credit	144,981	125,021
Unfunded commitments under consumer lines of credit	114,325	96,853
Standby letters of credit	11,535	9,482

	$486,226	$395,472

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments. Such collateral amounted to $9.8 million and $8.2 million at June 30, 2021 and 2020, respectively. The amount of the liability related to guarantees under standby letters of credit was not material at June 30, 2021 and 2020.

In addition to other investors, the Bank sells residential mortgage loans to the FHLB. The agreement with the FHLB includes a maximum credit enhancement liability of $5.8 million and $6.1 million at June 30, 2021 and 2020 respectively, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB’s spread account. The FHLB is funding the spread account annually based on the outstanding balance of loans sold. The Bank’s historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, the Bank does not anticipate recognizing any losses and, accordingly, has not recorded a liability for the credit enhancement.

In addition to pledging investment securities to secure deposits, the Bank has entered into an agreement with the FHLB whereby the FHLB agrees to issue letters of credit for the benefit of securing deposits. In the event the FHLB makes a payment under this agreement, such payment will constitute an advance to the Bank and shall be immediately due and payable. The Bank has pledged otherwise unencumbered mortgage-related assets to secure letters of credit from the FHLB. As of June 30, 2021 the Bank had letters of credit outstanding with FHLB of $63.8 million and as of June 30, 2020 the Bank had letters of credit outstanding with the FHLB of $70.7 million.

8. Fair Value Measurements and Fair Values of Financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at June 30, 2021 and 2020:

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or pricing models (Level 2), which consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used.

Management’s best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are primarily carried at cost due to their limited marketability. The fair value of the Company’s investment in Farmer Mac is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1).

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan, resulting in a Level 2 classification.

Loans

The fair values of loans held in portfolio are estimated using discounted cash flow analyses. The discount rate considers a market participant’s cost of funds, liquidity premiums, capital charges, servicing charges, and expectations of future rate movements (for variable rate loans), resulting in a Level 3 classification. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal, and adjusted for potential defaulted loans.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties (market approach), or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date.  Fair values of fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates, resulting in a Level 2 classification.

Borrowings from the Federal Home Loan Bank

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification.

Subordinated Debt Offering

The fair values of the subordinated debt offering are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity. Carrying value approximates fair value.

Interest Rate Swap Agreements

The fair value of the interest rate swap derivative is calculated based on a discounted cash flow model. All future floating cash flows are projected and both floating and fixed cash flows are discounted to the valuation date. The curve utilized for discounting and projecting is built by obtaining publicly available third party market quotes for various swap maturity terms, resulting in a Level 2 classification.

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

9. Revenue Recognition

he majority of the Company's revenue-generating transactions are not subject to Accounting Standards Codification ASC Topic 606, including revenue generated from financial instruments, such as loans and investment securities which are presented in our consolidated income statements as components of net interest income. All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income, with the exception of net gains and losses from sales of foreclosed real estate, which is recognized within non-interest expense when applicable. The following table presents revenues subject to ASC 606 as of June 30, 2021 and 2020, respectively.

	As of
	June 30,
	(In thousands)
	2021	2020
Service charges on deposit accounts
Insufficient funds fees	$600	$676
Deposit related fees	217	204
ATM/point of sale fees	362	355
	1,179	1,235

Cardholder fees
Debit card interchange fees	1,679	1,297
Other cardholder fees	178	352
	1,857	1,649

Loan servicing fees and realized gain on sales of loans
Loan Servicing Fees	1,388	1,222
Realized gain on sale of loans	2,250	2,698
	3,638	3,920

Financial services fees	896	656

Other miscellaneous income	446	850

	$8,016	$8,310

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Cardholder Fees: The Company earns interchange fees from debit cardholder transactions conducted through the Fiserv payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder.

Loan Servicing Fees and Realized Gain on sale of Loans: Revenue from mortgage fee income, commercial loan fees, and realized gain on sales of loans is earned through the origination of residential mortgages and sales of one-to-four family residential mortgages loans and is recognized as transactions occur.

Financial Services Fees: The Company earns commissions from investment brokerage services provided to its customers by a third-party service provider. The Company receives fees from the third-party service provider on a monthly basis based upon customer activity for the month. The Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does control the selection of services but does not control the services rendered to the customers. Investment brokerage fees are presented net of related costs.

10. Leases

The Company enters into leases in the normal course of business for five of its branch locations and its back-office operations center.

The Company’s leases have remaining terms that vary from less than one year up to 24 years, some of which include options to extend the leases for various renewal periods. All options to renew are included in the current lease term when the Company believes it is reasonably certain that the renewal options will be exercised.

The components of the lease expense are as follows:

	June 30,	June 30,
(In thousands)	2021	2020
Operating lease cost	$195	$189
Total	$195	$189

Supplemental cash flow information related to leases was as follows:
	June 30,	June 30,
(In thousands)	2021	2020
Cash paid for amount included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$195	$189

Supplemental consolidated balance sheet information related to leases was as follows:

	Balance Sheet	June 30,	June 30,
(In thousands, except lease term and discount rate)	Classification	2021	2020
Operating Leases
Operating lease right-of-use assets	Other assets	$4,074	$4,317
Operating lease liabilities	Other liabilities	$4,374	$4,584

Weighted Average Remaining Lease Term
Operating Leases		18.3 years	20.0 years

Weighted Average Discount Rate
Operating Leases		3.67%	3.87%

Maturities of operating lease liabilities were as follows:

Year Ending December 31,
(In thousands)
For the remaining six-month period ending December 31, 2021	$95
2022	198
2023	206
2024	217
2025	241
Thereafter	3,417
Total minimum lease payments	$4,374

Item 4.	Exhibits

Exhibit
Number	Description of Exhibit

2.1	Certificate of Incorporation of Lyons Bancorp, Inc., filed with the New York Department of State on April 15, 1987, incorporated by reference to Exhibit 2.1 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.2	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987, incorporated by reference to Exhibit 2.2 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.3	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997, incorporated by reference to Exhibit 2.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.4	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003, incorporated by reference to Exhibit 2.4 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.5	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on February 28, 2012, incorporated by reference to Exhibit 2.5 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.6	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 10, 2016, incorporated by reference to Exhibit 2.6 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.7	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York State Department of State on December 22, 2016, incorporated by reference to Exhibit 2.7 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.8	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on May 29, 2018, incorporated by reference to Exhibit 2.8 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

2.9	Amended and Restated Bylaws of Lyons Bancorp, Inc., incorporated by reference to Exhibit 2.9 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

3.1	Floating Rate Junior Subordinated Debt Security of Lyons Bancorp, Inc. due 2034, dated as of August 23, 2004, in favor of Wilmington Trust Company, as Institutional Trustee for Lyons Capital Statutory Trust II (omitted pursuant to Section 3(b) of Part III, Item 17 of Form 1-A, but the issuer agrees to provide to the Commission upon request).

3.2	Indenture, dated as of August 23, 2004, between Lyons Bancorp, Inc. and Wilmington Trust Company, as debenture trustee (omitted pursuant to Section 3(b) of Part III, Item 17 of Form 1-A, but the issuer agrees to provide to the Commission upon request).

3.3	Form of Subordinated Promissory Note Due 2027 of Lyons Bancorp, Inc., incorporated by reference to Exhibit 3.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

4.1	Rights Offering Subscription Agreement, incorporated by reference to Exhibit 4.1 of the Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 4, 2021.

4.2	Supplemental Offering Subscription Agreement, incorporated by reference to Exhibit 4.2 of the Offering Circular included in Part II of the issuer’s Form 1-A/A filed with the Securities Exchange Commission on August 4, 2021.

6.1	Form of Severance Agreement by and between The Lyons National Bank, Lyons Bancorp Inc. and Executive Officers, and Schedule, incorporated by reference to Exhibit 6.1 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.2	Form of Director Fee Continuation Agreement between The Lyons National Bank and Non-Employee Directors, and Schedule, incorporated by reference to Exhibit 6.2 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.3	409A Amendment to the Director Fee Continuation Agreement between The Lyons National Bank and David J. Breen, Jr. effective January 1, 2005, and Schedule, incorporated by reference to Exhibit 6.3 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.4	Form of Deferred Compensation Agreement between The Lyons National Bank, Lyons Bancorp, Inc. for certain executive officers dated January 1, 2007, as amended January 1, 2014, January 1, 2016, May 1, 2019, November 13, 2019 and May 1, 2020 and Schedule, incorporated by reference to Exhibit 6.4 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.5	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr., dated September 26, 2001, as amended July 22, 2008, incorporated by reference to Exhibit 6.5 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.6	Executive Salary Continuation Agreement between The Lyons National Bank and Stephen DeRaddo, dated December 31, 2007, incorporated by reference to Exhibit 6.6 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.7	Executive Salary Continuation Agreement between The Lyons National Bank and Thomas L. Kime, dated December 27, 2007, incorporated by reference to Exhibit 6.7 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.8	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick, dated September 26, 2001, as amended January 1, 2005, incorporated by reference to Exhibit 6.8 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.9	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Clair J. Britt, dated September 26, 2001, as amended February 5, 2007, December 27, 2007, and January 20, 2009, incorporated by reference to Exhibit 6.9 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.10	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Stephen V. DeRaddo, effective February 28, 2007, as amended January 20, 2009, incorporated by reference to Exhibit 6.10 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.11	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Thomas L. Kime, dated December 27, 2007, as amended January 20, 2009, incorporated by reference to Exhibit 6.11 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.12	Life Insurance Endorsement Method Split Dollar Plan Agreement between The Lyons National Bank and Robert A. Schick, dated September 26, 2001, as amended December 26, 2007, May 14, 2014, and December 15, 2015, incorporated by reference to Exhibit 6.12 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.13	Written description of consulting arrangement between Lyons Bancorp, Inc. and Robert A. Schick, incorporated by reference to Exhibit 6.13 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

6.14	The Lyons National Bank 2019 Deferred Compensation Plan, as amended, and Schedule, incorporated by reference to Exhibit 6.14 of the Offering Circular included in Part II of the issuer’s Form 1-A filed with the Securities Exchange Commission on July 9, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

LYONS BANCORP, INC.

By:	/s/ Thomas L. Kime
Name:	Thomas L. Kime
Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer, and in the capacities indicated on September 28, 2021.

/s/ Thomas L. Kime
Name: Thomas L. Kime
President and Chief Executive Officer (Principal Executive Officer)

/s/ Chad J. Proper
Name: Chad J. Proper
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)